Filing pursuant to Rule 425 under the

Securities Act of 1933, as amended

Deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: Baker Hughes Incorporated

Subject Company: Baker Hughes Incorporated

Commission File No.: 001-09397

The following transcript is for a podcast made available to all Baker Hughes employees on November 6, 2015.

BHI Podcast Series
Podcast #3: “Integration Planning Update”
AUDIO TRANSCRIPT

Participants

Interviewer: Mary Wiggins – Director of Internal Communications

Interviewee: Trey Clark – Vice President, Operations Integration Planning

Introduction

Mary Wiggins:

Hello and welcome to the Red-Blue Podcast Series. I’m Mary Wiggins and today we’re going to talk to Trey Clark about the integration planning process. First, let me give you a little bit of background about our guest.

Trey began his career with Baker Hughes more than 17 years ago as a field engineer. He’s held a variety of operational roles throughout the U.S. and internationally. He’s also had several cross-functional assignments including global business development, working within the Quality Organization, and even as a Director of Human Resources. If Trey’s voice sounds a little familiar, you may recognize him from the quarterly earnings call where he served as Baker Hughes’ Vice President of Investor Relations for three years until joining the Integration Planning Team earlier this year. So, nice to have you, Trey. Thanks for joining us.

Trey Clark:

Thanks for having me, Mary.

Q&A

Mary Wiggins:

So let me start by asking you, what is your role on the Integration Planning Team?

Trey Clark:

Sure. I joined the Integration Planning Team in Spring of this year. At the time I joined there were already some existing integration planning teams in place focusing on different functional processes such as information technology, human resources, and finance. And I was asked to lead the integration planning efforts for our operations, meaning all product lines and geographic regions. So I’ll be working alongside those functional leads to help create a harmonized integration plan. At the same time, myself and my team were also called upon to support different regulatory filing processes and some of the other integration-related activities.

Mary Wiggins:

So, that sounds like a pretty tall order. To be clear, it’s your team’s job to help plan how the product lines and the regions will be integrated. So how do you go about doing that?

Trey Clark:

Well, it’s a team effort, without a doubt, and I happen to have a fantastic team. We’ve assembled a small, core group, about a dozen people representing each of the product lines and major geographic areas. The typical team member has at least 20 years’ experience. They’ve worked all around the world. These are folks who are clearly seen as experts within either their product lines or out there in operations. Each is highly respected. These are people that we are very proud to have represent Baker Hughes because we know that they embody the Core Values and the Purpose of this company.

Mary Wiggins:

So that seems, just on the face of it, like a small team given the task?

Trey Clark:

Yeah, and that’s by design. And like all parts of the enterprise right now, integration planning, we’re trying to do things as efficiently as possible. And lastly, I would add that I actually enjoy having that smaller team. I happen to believe that the advantage is it makes things a bit more nimble.

Mary Wiggins:

That makes sense. So, let’s start at the beginning. What did you do first?

Trey Clark:

Well, to begin, not unlike the other Integration Planning Teams in place, it all begins with what we call a discovery phase. The information which is shared follows very strict legal protocols. What I mean by that is every meeting we have with Halliburton, first the agenda is reviewed and approved by our counsel, then any written content which is shared is reviewed and approved by counsel. We all recognize that it’s a process that’s designed to protect us as individuals and protect the company.

Mary Wiggins:

So, what’s it been like working with Halliburton?

Trey Clark:

That’s a good question. I’d say it’s been a very positive experience, and I’ll share with you the first time I arrived at Halliburton headquarters I felt a little uneasy. This is a company that Baker Hughes and I have been competing with for many years, so you feel initially kind of like you’re entering enemy territory. But what I quickly found out, and everyone on the team shares this same experience, when we’re sitting across the table from individuals from Halliburton who are leading integration planning from their side, they’ve been extremely hospitable, very pleasant to work with, very amenable, so we’ve been quite pleased with the hospitality of Halliburton.

 And really, as we’ve gone through this process, the excitement continues to build about the possibility of what the new company could be, so we’re definitely excited about that. And, at the same time, we acknowledge, both parties – both Baker Hughes and Halliburton Integration Planning Teams – we recognize we’re there to do what’s best for our companies. In that context, what’s best for our companies in respect is to have a thoughtful and efficient integration plan, so we’re working very hard on this process.

Mary Wiggins:

So, how does that work actually get done?

Trey Clark:

The short answer is meetings, lots of meetings.

Mary Wiggins:

What happens or what’s the outcome of all of these meetings?

Trey Clark:

We’ve spent several weeks in this discovery phase and we’ve migrated from that into what I call more of a planning phase. And so that means effectively converting all of this data into work plans, and so we have detailed work plans for each of the product lines and for the major regions.

Mary Wiggins:

So, let’s talk about that just a little bit more. So how do you go about localizing those plans?

Trey Clark:

That part requires local experience, a very current understanding of operations right now. So although my team has a wealth of experience both in North America and around the world — in fact, I would challenge anyone to find any part of the oil patch that someone in my team hasn’t worked extensively in — it’s probably been several years since they’ve been to some of those different oil patches. So we’re in the process of expanding the geographic team. In fact, very recently we’ve begun the process of identifying and designating 17 what we call geographic integration managers around the world. These are the people who are going to take these broad global plans and customize them for their particular parts of the world.

Mary Wiggins:

So we have these 17 Baker Hughes geographic integration managers, so is there a complementary set on the Halliburton side?

Trey Clark:

Yes, so geographically, Halliburton has a parallel set of geographic integration managers that are doing the same sort of processes. Similarly, on the product line side, we also envision we’re going to need to expand those teams, and so I envision that we’re going to have anywhere from two, three, maybe four product line integration managers that will be added for each product line to help, again, localize plans.

Mary Wiggins:

And so, from an overall view, what do you want to achieve in this process?

Trey Clark:

Well, a lot of the task right now is quite short term in nature. We’re very, very focused on ensuring there’s no service disruptions once the deal closes. That’s the main priority. We want to make sure our customers are still served. We want to make sure that everyone knows who they work for and what their role is. We want to make sure everyone gets paid. It’s just the basic nuts and bolts of running a company. We want to make sure that there is no disruption there.

At the same time when we step back from the short term and we begin to think more long term, that’s where things get really exciting. And so, when we consider the wonderful heritage of Baker Hughes, it’s a people-centered culture, and our spirit of innovation, it’s that DNA that we really hope to pass on into the new company.

Mary Wiggins:

That sounds great. So, what can employees do to help, Trey?

Trey Clark:

I would tell you, Mary, that there’s a lot of employees that are already helping, whether they know it or not. And what I mean by that is, although my team is quite small, we’re reaching out on a daily basis to hundreds of people out there to help gather information. So for those of you who have been asked at some point or other in these past several months to provide information, whether it’s related to integration planning or as part of the regulatory process, I want to thank you. It’s been a lot of work and this burden has been asked upon people in addition to their daily jobs. So the first thing is to continue supporting the Integration Planning Team, and so again, thank you for that.

Second, I would ask folks for continued patience. And what I mean by that is, I know it must be very frustrating for people to not know exactly what’s around the corner. There is a lot of uncertainty, which is natural with a merger of this size. I wish I had the answers to give but I think people would be surprised to know that we’re still in the process ourselves of trying to answer some of the fundamental questions about what the future holds for us. So the second thing would be just continued patience and we will commit to communicating information as and when appropriate.

The final thing is, we’re going through a pretty rough downturn right now, so to state the obvious, we all need to remain focused on the task at hand and that’s to run a lean machine, to keep things as efficient as possible. The best thing you could do for Baker Hughes is to recognize that we’re still competing, we are still Baker Hughes, we are a separate company from Halliburton and will remain so until the deal closes, and so we’ve got to keep fighting and winning out there.

Conclusion

Mary Wiggins:

Thanks, Trey, for joining us today. I think that’s a lot of great information for employees and they’ll appreciate it.

Trey Clark:

Thank you, Mary. I’m happy to contribute.

Mary Wiggins:

As a reminder, if you have a question for Trey or any member of the Integration Planning Team, please send it to askredblue@bakerhughes.com. Thanks for listening.

###

Important Information For Investors And Stockholders

This communication does not constitute an offer to buy or sell or the solicitation of an offer to buy or sell any securities or a solicitation of any vote or approval. This communication relates to a proposed business combination between Baker Hughes Incorporated (“Baker Hughes”) and Halliburton Company (“Halliburton”). In connection with this proposed business combination, Halliburton has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form S-4, including Amendments No. 1 and 2 thereto, and a definitive joint proxy statement/prospectus of Baker Hughes and Halliburton and other documents related to the proposed transaction.  The registration statement was declared effective by the SEC on February 17, 2015 and the definitive proxy statement/prospectus has been mailed to stockholders of Baker Hughes and Halliburton.  INVESTORS AND SECURITY HOLDERS OF BAKER HUGHES AND HALLIBURTON ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS AND OTHER DOCUMENTS FILED OR THAT MAY BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION.  Investors and security holders may obtain free copies of these documents and other documents filed with the SEC by Baker Hughes and/or Halliburton through the website maintained by the SEC at http://www.sec.gov.  Copies of the documents filed with the SEC by Baker Hughes are available free of charge on Baker Hughes’ internet website at http://www.bakerhughes.com or by contacting Baker Hughes’ Investor Relations Department by email at alondra.oteyza@bakerhughes.com or by phone at +1-713-439-8822. Copies of the documents filed with the SEC by Halliburton are available free of charge on Halliburton’s internet website at http://www.halliburton.com or by contacting Halliburton’s Investor Relations Department by email at investors@halliburton.com or by phone at +1-281-871-2688.

Participants in Solicitation

Baker Hughes, Halliburton, their respective directors and certain of their respective executive officers may be considered participants in the solicitation of proxies in connection with the proposed transaction. Information about the directors and executive officers of Baker Hughes is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 26, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on March 27, 2015, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which was filed with the SEC on October 21, 2015. Information about the directors and executive officers of Halliburton is set forth in its Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on February 24, 2015, its proxy statement for its 2015 annual meeting of stockholders, which was filed with the SEC on April 7, 2015, and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2015, which was filed with the SEC on October 23, 2015.

These documents can be obtained free of charge from the sources indicated above. Additional information regarding the participants in the proxy solicitations and a description of their direct and indirect interests, by security holdings or otherwise, are contained in the joint proxy statement/prospectus and other relevant materials filed with the SEC.

Cautionary Statement Regarding Forward-Looking Statements

Certain statements in this communication regarding the proposed acquisition of Baker Hughes by Halliburton, including any statements regarding the expected timetable for completing the proposed transaction, benefits and synergies of the proposed transaction, future opportunities for the combined company and products, future financial performance and any other statements regarding Halliburton’s and Baker Hughes’ future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are “forward-looking” statements made within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. The words “anticipate,” “believe,” “ensure,” “expect,” “if,” “intend,” “estimate,” “probable,” “project,” “forecasts,” “predict,” “outlook,” “aim,” “will,” “could,” “should,” “would,” “potential,” “may,” “might,” “likely,” “plan,” “positioned,” “strategy,” and similar expressions, and the negative thereof, are intended to identify forward-looking statements.

All forward-looking information are subject to numerous risks and uncertainties, many of which are beyond the control of Baker Hughes and Halliburton, that could cause actual results to differ materially from the results expressed or implied by the statements. These risks and uncertainties include, but are not limited to: the timing to consummate the proposed transaction; the risk that a condition to closing of the proposed transaction may not be satisfied or that the closing of the proposed transaction might otherwise not occur; the risk that a regulatory approval that may be required for the proposed transaction is not obtained or is obtained subject to conditions that are not anticipated; the diversion of management time on transaction-related issues; the ultimate timing, outcome and results of integrating the operations of Baker Hughes and Halliburton and the ultimate outcome of Halliburton’s operating efficiencies applied to Baker Hughes’ products and services; the effects of the business combination of Baker Hughes and Halliburton, including the combined company’s future financial condition, results of operations, strategy and plans; expected synergies and other benefits from the proposed transaction and the ability of Halliburton to realize such synergies and other benefits; expectations regarding regulatory approval of the transaction; results of litigation, settlements, and investigations; civil unrest, government expropriations and/or epidemic outbreaks; final court approval of, and the satisfaction of the conditions in, Halliburton’s September 2014 settlement relating to the Macondo well incident in the Gulf of Mexico; appeals of the multi-district litigation District Court's September 2014 ruling regarding Phase 1 of the trial, and future rulings of the District Court; results of litigation, settlements, and investigations not covered by the settlement or the District Court's rulings; actions by third parties, including governmental agencies, relating to the Macondo well incident; BP's April 2012 settlement relating to the Macondo well incident, indemnification, and insurance matters; with respect to repurchases of Halliburton common stock, the continuation or suspension of the repurchase program, the amount, the timing and the trading prices of Halliburton common stock, and the availability and alternative uses of cash; actions by third parties, including governmental agencies; changes in the demand for or price of oil and/or natural gas can be significantly impacted by weakness in the worldwide economy; consequences of audits and investigations by domestic and foreign government agencies and legislative bodies and related publicity and potential adverse proceedings by such agencies; protection of intellectual property rights and against cyber attacks; compliance with environmental laws; changes in government regulations and regulatory requirements, particularly those related to offshore oil and natural gas exploration, radioactive sources, explosives, chemicals, hydraulic fracturing services and climate-related initiatives; compliance with laws related to income taxes and assumptions regarding the generation of future taxable income; risks of international operations, including risks relating to unsettled political conditions, war, the effects of terrorism, and foreign exchange rates and controls, international trade and regulatory controls, and doing business with national oil companies; weather-related issues, including the effects of hurricanes and tropical storms; changes in capital spending by customers; delays or failures by customers to make payments owed to us; execution of long-term, fixed-price contracts; impairment of oil and natural gas properties; structural changes in the oil and natural gas industry; maintaining a highly skilled workforce; availability and cost of raw materials; and integration of acquired businesses and operations of joint ventures. Expectations regarding business outlook, including changes in revenue, pricing, capital spending, profitability, strategies for our operations, oil and natural gas market conditions, customers’ business plans, market share and contract terms, costs and availability of resources, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters. Additional information concerning these and other factors can be found in Baker Hughes’ and Halliburton’s respective filings with the SEC and available through the SEC’s Electronic Data Gathering and Analysis Retrieval system at http://www.sec.gov, including Baker Hughes’ and Halliburton’s most recent Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K. The foregoing list of important factors is not exclusive. Baker Hughes’ forward-looking statements are based on assumptions that Baker Hughes believes to be reasonable but that may not prove to be accurate. Baker Hughes and Halliburton assume no obligation to update or revise any forward-looking statements as a result of new information, future events or otherwise, except as may be required by law. Readers are cautioned not to place undue reliance on these forward-looking statements that speak only as of the date hereof.